Perritt Funds, Inc.
300 South Wacker Drive, Suite 2880
Chicago, Illinois 60606
July 22, 2016
Mr. Tony Burak
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Re:	Perritt Funds, Inc. (the “Company”) File Nos.: 333-114371 and 811-21556

Dear Mr. Burak,
The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on July 6, 2016, regarding the Staff’s recent Sarbanes-Oxley review of (i) the Company’s annual certified shareholder report for the fiscal year ended October 31, 2015 (the “Annual Report”), filed on Form N-CSR on January 6, 2016 for Perritt MicroCap Opportunities Fund, Perritt Ultra MicroCap Fund and Perritt Low Priced Stock Fund, each a series of the Company (the “Funds”), (ii) the Funds’ prospectus dated February 29, 2016, filed as Post-Effective Amendment No. 21 to the Company’s Registration Statement on Form N-1A on February 26, 2016 (the “Prospectus”), (iii) the Funds’ annual report of proxy voting record of registered investment management company on Form N-PX (“Form N-PX”) filed with the SEC on August 31, 2015, and (iv) the Funds’ public website.

In connection with this response to the Staff’s comments, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Annual Report, Prospectus,  Form N-PX, and Perritt Funds’ website, the Staff has not passed on the accuracy or adequacy of the disclosure made therein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.

1.            Annual Report – Financial Highlights; and Prospectus – Summary Section – Fee and Expenses Table

Staff Comment: The Low Priced Stock Fund’s Total Annual Fund Operating Expenses are shown as 4.36% in the “Fee and Expenses” table provided in the Prospectus, and are shown as 4.90% in the Annual Report’s “Financial Highlights” table.  Please explain the discrepancy.

Response:  The Company’s directors and chief compliance officer voluntarily waived certain of their compensation for the fiscal year ended October 31, 2015, which is consistent with the presentation in the Annual Report. However, the effect of the voluntary fee waiver was not presented in the “Fee and Expenses” table in the Prospectus. Going forward, the Company will ensure that the Total Annual Fund Operating Expenses line item in the Prospectus’s “Fee and Expenses” table is consistent with the Annual Report.

2.            Form N-PX – General Instruction F – Signature and Filing of Report

Staff Comment: The Form N-PX filed on August 31, 2015 did not include the signature page.  Please re-file Form N-PX to include the executed signature page.

Response:  The Company confirms that the signature page was inadvertently omitted from the August 31, 2015 Form N-PX filing. An amended Form N-PX was re-filed with the SEC via EDGAR on July 13, 2016 (Accession No. 0000897069-16-000950) for the sole purpose of including the executed signature page.

3.           Perritt Funds’ Website – General Comment

Staff Comment:  Please update the Funds’ website so that the most recent Statutory Prospectus, Summary Prospectuses and Statement of Additional Information (“SAI”) dated February 29, 2016 are posted and properly linked.

Response: The Company responds by confirming that the Funds’ website has been updated to include the most recent Prospectus, Summary Prospectuses and SAI, each dated February 29, 2016 and also confirms that the documents are properly cross-linked to each other.

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Very truly yours,
/s/ Michael J. Corbett
Michael J. Corbett
President

cc: Peter Fetzer, Foley & Lardner LLP